

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Paul Middleton
Chief Financial Officer
Plug Power, Inc.
968 Albany Shaker Road
Latham, NY 12110

> **Re: Plug Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed May 14, 2021**
> **Form 8-K filed November 9, 2020**
> **File No. 001-34392**

Dear Mr. Middleton:

    We have reviewed your June 1, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2021 letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Explanatory Note
Restatement Background, page 3

1.   We note that you restated your unaudited consolidated financial statements as of and for the first three quarterly periods in each of 2020 and 2019 as a result of misstatements and that the financial statements included in your prior quarterly reports on Form 10-Q for the respective periods should no longer be relied upon due to such misstatements. Your prior quarterly reports on Form 10-Q included additional information about the quarterly periods, such as management's discussion and analysis. Please tell us whether any of the misstated additional information included in prior quarterly reports that is not addressed in this Form 10-K is material and how you considered that in the disclosure provided in this

filing. For example, explain if the misstatements result in different trends from what was included within your previous results of operations discussions and whether that represents material information that should be disclosed.

2.   We note your response to comment 2. Please provide us with additional information regarding the nature and key terms of your sale/leaseback and sale of future service revenue contracts with third-party financial institutions. For example, tell us if these items are negotiated together, how repayment allocations are specified in the contract, and the specific business purpose for the sale of revenue component.

Internal Control Considerations, page 4

3.   You disclose that your management identified a material weakness in your internal control over financial reporting ("ICFR"), resulting in the conclusion that your ICFR and disclosure controls and procedures ("DCP") were not effective as of December 31, 2020. You also disclose on page 66 that certain of the identified deficiencies resulted in material misstatements that were identified and corrected in the consolidated financial statements as of and for each of the three years in the period ended December 31, 2020 and other historical periods. Please tell us whether the identified material weakness existed for reporting periods prior to fiscal year 2020, and if so, how far back it existed.

Critical Accounting Estimates
Impairment of Long-Lived Assets and PPA Executory Contract Considerations, page 61

4.   Please address the following comments related to your power purchase agreements ("PPA's"):

- You disclose that you expect to recognize losses on your PPA arrangements and that you have not recognized a provision for the expected future losses under these revenue arrangements since they are considered "executory contracts." Since you identify one of the "primary" sources of the losses as the maintenance component of the PPA agreements, clarify how you determined loss provisions should not be recognized pursuant to ASC 605-20-25-6. In helping us understand your accounting, tell us the specific products and/or services you offer to end users in PPA arrangements. Also tell us if you account for your PPA arrangements with end users under ASC 842 or ASC 606 and explain in detail how you arrived at your determination. If the contracts are recognized under ASC 842, as indicated in your response to comment 4 in a previous letter dated May 8, 2019, clarify why your disclosures suggest the PPA's are revenue arrangements under ASC 606. If the contracts are recognized under ASC 606, advise us why this appears to contradict your earlier response letter.

- We note your disclosure on page 60 that "the assets deployed for certain PPA arrangements are not recoverable based on the undiscounted estimated future cash flows of the asset group" and that "the estimated fair value of the assets in the asset group equal or exceed the carrying amount of the assets or otherwise limit the amount of impairment that would have been recognized." Explain to us in sufficient detail why you do not appear to have recognized any impairment losses related to assets with carrying values exceeding undiscounted estimated future cash flows. In doing so, clarify how you determine the PPA "asset group," as defined in ASC 360-10-20, when performing your impairment assessments under ASC 360-10-35-17. If assets are not tested at the individual PPA level, please explain how your determined asset group represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets.

Notes to Consolidated Financial Statements
18. Warrant Transaction Agreements, page F-76

5.   We note that on December 31, 2020 you waived the remaining vesting conditions of the Amazon warrants, resulting in an additional $399.7 million reduction to revenue during fiscal 2020. Please address the following comments related to the immediate vesting of these warrants:

  • You disclose on page F-77 that you recognized the revenue reduction during fiscal year 2020 because you "concluded such amount was not recoverable from the margins expected from future purchases by Amazon under the Amazon Warrant, and no exclusivity or other rights were conferred to the Company in connection with the December 31, 2020 waiver." Clarify for us what you mean by this statement and cite the specific authoritative accounting guidance you relied upon in determining the timing of the vesting charge.

  • Explain how you considered the guidance in ASC 606-10-32-27 in determining the timing of the vesting charge. In particular, clarify why the warrant charges should not be recognized as you recognize revenues for the transfer of the related goods and services to Amazon.

Form 8-K filed November 9, 2020

Exhibit 99.1, page 1

6.   We note your response to comment 3. Based on your description of "gross billings," it is not clear to us how you determined this amount. Please provide us with an example that clearly illustrates the difference between the amounts: i) invoiced to customers, ii) recognized as revenue, and iii) presented as gross billings. In addition, explain to us how you concluded that gross billings is a metric rather than a non-GAAP measure.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Mark Rakip, Accounting Branch Chief, at (202) 551-3573 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing